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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Integrated Information Systems, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
45817B103
(CUSIP Number)
December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 45817B103	13G	Page 2 of 14 Pages

(1)	NAME OF REPORTING PERSON ABN AMRO INCORPORATED
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
79,260

		(6)	SHARED VOTING POWER
2,549,149 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
79,260

		(8)	SHARED DISPOSITIVE POWER
2,549,149 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,628,409 (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.7%

(12)	TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45817B103	13G	Page 3 of 14 Pages

(1)	NAME OF REPORTING PERSON ABN AMRO CAPITAL (USA), INC.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
0

		(6)	SHARED VOTING POWER
1,832,395 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
0

		(8)	SHARED DISPOSITIVE POWER
1,832,395 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,832,395 (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%

(12)	TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45817B103	13G	Page 4 of 14 Pages

(1)	NAME OF REPORTING PERSON BURNHAM CAPITAL, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
0

		(6)	SHARED VOTING POWER
53,611 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
0

		(8)	SHARED DISPOSITIVE POWER
53,611 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,611 (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Less than 0.1%

(12)	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45817B103	13G	Page 5 of 14 Pages

(1)	NAME OF REPORTING PERSON 1 EAGLE TRUST
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
0

		(6)	SHARED VOTING POWER
663,142 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
0

		(8)	SHARED DISPOSITIVE POWER
663,142 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
663,142 (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2%

(12)	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45817B103	13G	Page 6 of 14 Pages

(1)	NAME OF REPORTING PERSON ABN AMRO BANK, N.V.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
0

		(6)	SHARED VOTING POWER
0 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
0

		(8)	SHARED DISPOSITIVE POWER
0 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None except indirectly through one or more subsidiaries. (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

(12)	TYPE OF REPORTING PERSON*
HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45817B103	13G	Page 7 of 14 Pages

(1)	NAME OF REPORTING PERSON ABN AMRO NORTH AMERICA, INC.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
0

		(6)	SHARED VOTING POWER
0 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
0

		(8)	SHARED DISPOSITIVE POWER
0 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None except indirectly through one or more subsidiaries. (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

(12)	TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45817B103	13G	Page 8 of 14 Pages

Item 1(a) Name of Issuer:

        Integrated Information Systems, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

        1560 W. Fountainhead Pkwy.
        Tempe, AZ 85282

Item 2(a) Name of Person Filing:

        This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (1) 1 Eagle Trust, a Delaware business trust, which directly owns 663,142 shares of Common Stock, (2) ABN AMRO Capital (USA), Inc., a Delaware corporation, which directly owns 1,832,395 shares of Common Stock, (3) Burnham Capital, LLC, a Delaware limited liability company, which directly owns 53,611 shares of Common Stock, and (4) ABN AMRO Incorporated, a New York corporation, which directly owns 79,260 shares of Common Stock. ABN AMRO Incorporated is also the investment manager for each of 1 Eagle Trust, ABN AMRO Capital (USA), Inc., and Burnham Capital, LLC. This Schedule 13G is also being jointly filed by (1) ABN AMRO North America, Inc., a Delaware corporation, which directly owns ABN AMRO Incorporated and ABN AMRO Capital (USA), Inc., and (2) ABN AMRO Bank, N.V., a company organized under the laws of The Netherlands, which directly owns ABN AMRO North America, Inc. Each of the aforementioned are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

    The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

        The address of the principal business office of each of the Reporting Persons other than ABN AMRO Bank, N.V. is 208 South LaSalle St., Suite 1000, Chicago, IL 60604. The address of the principal business office of ABN AMRO Bank, N.V. is Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands.

Item 2(c) Citizenship:

        Each of the Reporting Persons other than ABN AMRO Bank, N.V. and ABN AMRO Incorporated is organized under the laws of the State of Delaware. ABN AMRO Bank,

CUSIP No. 45817B103	13G	Page 9 of 14 Pages

N.V. is organized under the laws of The Netherlands and ABN AMRO Incorporated is organized under the laws of the State of New York.

Item 2(d) Title of Class of Securities:

        Common Stock, par value $.001 per share.

Item 2(e) CUSIP No.:

        45817B103

Item 3  If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

        Not Applicable.

Item 4  Ownership:

        (a)-(c). See items 5 through 9 on the previous pages of this report. Of the 2,628,409 shares of Common Stock reported as beneficially owned by ABN AMRO Incorporated, only 79,260 shares are held directly by ABN AMRO Incorporated. ABN AMRO Incorporated serves as the investment manager for ABN AMRO Capital (USA) Inc., 1 Eagle Trust and Burnham, LLC, which in the aggregate own the remaining 2,549,149 shares. ABN AMRO North America, Inc. may be deemed to beneficially own the shares of Common Stock which are held directly or indirectly by ABN AMRO Incorporated and ABN AMRO Capital (USA), Inc. through its ownership of ABN AMRO Incorporated and ABN AMRO Capital (USA), Inc. ABN AMRO Bank, N.V. may be deemed to beneficially own the shares of Common Stock which may be deemed to be beneficially owned by ABN AMRO North America, Inc. through its ownership of ABN AMRO North America, Inc.

    Pursuant to Rule 13d-5(b)(1) under the Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 2,628,409 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 12.7% of the outstanding Common Stock as of December 31, 2000. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 20,683,922 shares of Common Stock outstanding as of December 31, 2000, as disclosed in the Company's Proxy Statement, dated April 16, 2001.

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

CUSIP No. 45817B103	13G	Page 10 of 14 Pages

Item 6  Ownership of More Than Five Percent on Behalf of Another Person:

        See response to Item 4.

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Item 8  Identification and Classification of Members of the Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10 Certification:

        Not applicable.

CUSIP No. 45817B103	13G	Page 11 of 14 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2001

ABN AMRO INCORPORATED
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
ABN AMRO BANK, N.V.
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
ABN AMRO NORTH AMERICA, INC.
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
ABN AMRO CAPITAL (USA), INC.
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director

CUSIP No. 45817B103	13G	Page 12 of 14 Pages
1 EAGLE TRUST
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
BURNHAM CAPITAL, LLC
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director

CUSIP No. 45817B103	13G	Page 13 of 14 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

    (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 16, 2001

ABN AMRO INCORPORATED
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
ABN AMRO BANK, N.V.
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
ABN AMRO NORTH AMERICA, INC.
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
ABN AMRO CAPITAL (USA), INC.
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director

CUSIP No. 45817B103	13G	Page 14 of 14 Pages
1 EAGLE TRUST
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director
BURNHAM CAPITAL, LLC
By:	/s/ DANIEL J. FOREMAN
Its:	Managing Director

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SIGNATURE
  Exhibit A